UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-10348

PRECISION CASTPARTS CORP.
(Exact name of registrant as specified in its charter)

4650 S.W. Macadam Avenue
Suite 400
Portland, Oregon 97239-4254
(Addresses, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, without par value
Series A Preferred Stock Purchase Rights
1.25% Senior Notes due 2018
2.25% Senior Notes due 2020
2.50% Senior Notes due 2023
3.25% Senior Notes due 2025
4.2% Senior Notes due 2035
3.90% Senior Notes due 2043
4.375% Senior Notes due 2045
Deferred Compensation Obligations
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:

Common Stock, without par value: one
Series A Preferred Stock Purchase Rights: 0
1.25% Senior Notes due 2018: fewer than 300
2.25% Senior Notes due 2020: fewer than 300
2.50% Senior Notes due 2023: fewer than 300
3.25% Senior Notes due 2025: fewer than 300
4.2% Senior Notes due 2035: fewer than 300
3.90% Senior Notes due 2043: fewer than 300
4.375% Senior Notes due 2045: fewer than 300
Deferred Compensation Obligations: fewer than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Precision Castparts Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PRECISION CASTPARTS CORP.

By:	/s/ SHAWN R. HAGEL
Name:	Shawn R. Hagel
Title:	Executive Vice President and Chief Financial Officer
Date: February 11, 2016